

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Adam Kriger
Chief Executive Officer and Chief Financial Officer
ACON S2 Acquisition Corp.
1133 Connecticut Avenue NW, Ste. 700
Washington, DC 20036

   Re: ACON S2 Acquisition Corp.
     Registration Statement on Form S-1
     Filed August 31, 2020
     File No. 333-248515

Dear Mr. Kriger:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Warrants, page 126

1. We note your disclosure on page 133 regarding the exclusive forum provision in your agreement and the cross reference to the related risk factor. However, it appears that risk factor has been deleted in your recent amendment. If your warrant agreement contains an exclusive forum provision, then please revise to include risk factor disclosure.

Exhibit 23.1 Independent Registered Public Accounting Firm's Consent, page 23

2. Please have your auditor correct the date of the audit report.

Adam Kriger
ACON S2 Acquisition Corp.
September 9, 2020
Page 2

<u>Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>Note 8 Subsequent Events, page F-17</u>

3.   Please note that your auditor's report is dated August 31, 2020. Refer to our prior comment one and provide the correct date under ASC 855-10-25-1A

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing